Regional Management Corp .
979 Batesville Road, Suite B
Greer, South Carolina 29651
www.regionalmanagement .com

November 28, 2022

Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
Via Email: jcanninzzaro@bassw ood .com

Dear Justin:

Reference is made to that certain Cooperation Agreement, dated as of January 26, 2018 (the "Agreement"), by and between Basswood Capital Management, L.L.C. ("Basswood") and Regional Management Corp. (the "Company" ). Terms capitalized herein and not otherwise defined herein shall have their meanings set forth in the Agreement.

The Company and Basswood hereby agree that :

1.
For purposes of Section 1. (e) of the Agreement, the definition in the second sentence therein of "Minimum Ownership Threshold" should be deleted therefrom in its entirety and the following sentence should be substituted in replacement thereof:

The term "Minimum Ownership Threshold" shall mean an aggregate Net Long Position of the lesser of 7.5% of the outstanding shares of Common Stock and 718,657 shares of Common Stock.

2.
For purposes of Section 2. (e) (iv) of the Agreement and the definition therein of the Standstill Period, by entering into this Letter Agreement, the Company will be deemed to have provided writt en notice to Basswood that it will nominate Jonathan D. Brown for election to the Board at the 2023 annual stockholders meeting and Basswood will be deemed to have agreed in advance to such nomination.

3.	Except as otherwise modified or amended herein, the terms and provisions of the Agreement should continue in full force and effect.

Please acknowledge your acceptance hereof and agreement herewith by executing and returning the enclosed copy of this Letter Agreement.

Very truly yours,

Regional Management Corp.

By: /s/ Catherine R. Atwood
Catherine R. Atwood
SVP, General Counsel, and Secretary

ACCEPTED AND AGREED
Basswood Capital Management L.P.
/s/ Matthew Lindenbaum
Matthew Lindenbaum
Principal